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Exhibit 99.1

        November 5, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that it purchased for cancellation 5,368 Ordinary Shares of 0.33p each at an average price of 150.1 pence per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

November 6, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that it purchased for cancellation 10,000 Ordinary Shares of 0.33p each at an average price of 153.5 pence per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

November 11, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that it purchased for cancellation 5,000 Ordinary Shares of 0.33p each at an average price of 161 pence per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

November 12, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 11 November 2002 it purchased for cancellation 85,572 Ordinary Shares of 0.33p each at an average price of 152.5p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

November 13, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 12 November 2002 it purchased for cancellation 40,000 Ordinary Shares of 1/3p each at an average price of 154.17p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

November 14, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 13 November 2002 it purchased for cancellation 75,000 Ordinary Shares of 0.33p each at an average price of 154.15p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

November 15, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 14 November 2002 it purchased for cancellation 159,288 Ordinary Shares of 1/3p each at an average price of 152.928p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

November 19, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 18 November 2002 it purchased for cancellation 10,000 Ordinary Shares of 1/3p each at an average price of 162 pence per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

November 21, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that it purchased for cancellation 10,000 Ordinary Shares of 1/3p each at an average price of 164.75 pence per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

November 27, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that it purchased for cancellation 80,000 Ordinary Shares of 1/3p each at an average price of 173.68 pence per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

November 28, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that it purchased for cancellation 115,000 Ordinary Shares of 1/3p each at an average price of 173.16 pence per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

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  Exhibit 99.1